FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 6, 2002

ILOG S.A.

9 Rue De Verdun BP 85
94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     X                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

ILOG S.A.

FORM 6-K

ILOG S.A. reported its results for the three months and six months ended December 31, 2001 in a press release dated January 23, 2002. Such press release is enclosed herewith.

ILOG S.A. reported its results for the six months ended December 31, 2001 in a filing published on March 6, 2002 in the French Bulletin des Announces Lègales Obligatoires. Included in such filing is a statutory auditors’ review report as required by French Law. This report was prepared in accordance with French auditing standards. An English translation of such filing is enclosed herewith.

Enclosures:

(i)  Press release, dated January 23, 2002, announcing the results of ILOG S.A. for the three months and six months ended December 31, 2001.

(ii)  English translation of the filing published March 6, 2002 in the Bulletin des Announces Lègales Obligatoires reporting the results of ILOG S.A for the six months ended December 31, 2001. The amounts included in the Bulletin des Announces to which the statutory auditor report below refers were reported in the Euro, whereas the amounts included herein are reported in the U.S. dollar.

Enclosure (i)

ILOG REPORTS RESULTS FOR SECOND QUARTER OF FISCAL YEAR 2002

PARIS, France — January 23, 2002 — ILOG® (NASDAQ: ILOG; Euronext SICOVAM: 006673), the world’s leading provider of software components, today reported revenues of $20.7 million for the second quarter of fiscal year 2002, ended December 31, 2001, and income from operations of $0.4 million. This compares with $20.5 million in revenue and income from operations of $0.2 million in the prior year’s second quarter. Earnings per share this quarter were $0.01, compared with $0.00 per share for the prior year quarter.

“ILOG’s performance this quarter demonstrates the success of our broad-based strategy, as we were able to leverage growing markets to offset areas that are currently soft such as supply chain management and U.S. telecommunications,” said Pierre Haren, ILOG president and CEO. “Demand for ILOG products in financial services, e-government, transportation and defense was strong as customers in these markets moved to upgrade their infrastructures to address requirements for increased business automation as well as security in the post September 11th world. As with last quarter, we continued shifting our mix toward mid-sized contracts, maintenance revenues were excellent and our cash position remains stable. We also continue to hold the line on expenses,” he said.

ILOG added 20 new ISVs this quarter, bringing its total ISV relationships to over 330. License revenue from ISVs for the quarter represented approximately 40% of ILOG license revenues, which is slightly below recent trends and reflects some of the current weakness in the telecommunications and supply chain markets. During the quarter, the company saw significant maintenance renewals, which underscored the growing installed base of ILOG products. Approximately 21% of the company’s revenues came from this annuity source in the quarter, compared to 17% a year ago. This represents a year-over-year 29% growth factor.

Worldwide Sales Trends

ILOG’s aggressive penetration of targeted financial services and insurance segments continued as these institutions moved to upgrade their infrastructure in response to regulatory and security requirements. These customers find ILOG JRules™ business rule components well-suited to support their increasing investment in business process management and automation, known as straight-through processing (STP).

“I am pleased with the significant customer wins we experienced in the second quarter,” said Haren. “One of the world’s leading insurance companies selected ILOG JRules, while several large existing ILOG financial services customers placed additional orders for ILOG products to be used in current and new software projects.”

Significant new deals in the quarter demonstrate ILOG’s growing profile in the e-government space and among system integrators. For example, Accenture has selected ILOG products for a large e-government contract for California’s integrated human-services information system. Also this quarter, ILOG announced that Child Health Advocates, a non-profit organization, has selected ILOG JRules to automate the process for determining healthcare eligibility for nearly two million children in Colorado and Virginia.

Other highlights in the quarter include renewed commitments for calendar 2002 from two of ILOG’s top supply chain ISVs for optimization and other products. In addition, ILOG sales increased in the growing supply chain event management (SCEM) market for business rules products with the announcement of a contract with a leader in that space, Tilion. In another important ILOG product adoption, Dassault Systemes (NASDAQ: DASTY), the premier global software developer for the CAD/CAM/CAE/PLM market, plans to use ILOG JRules to manage project and decision-support data stored within the company intranet.

Offsetting continued slowness in the U.S. telecom market, the company saw major customer adoptions and growth in the European telecom market. Notable examples here include a contract with leading U.K. telecom system integrator Logica, and further significant business with Deutsche Telekom.

Business Outlook

“I am pleased with our ability to execute successfully and deliver respectable results in this challenging quarter,” said Haren “Our observations and our business prospects this quarter indicate we could be past the low point of the recession and are gaining ground in terms of growth. Therefore, we anticipate in the coming quarter approximately 10% revenue and EPS growth over the prior year.”

Conference Call

ILOG management will be hosting a conference call today at 9:30 a.m. Eastern Daylight Time or 3:30 p.m. Central European Time to discuss the contents of this release. A recording of the call will be available afterward. In order to hear the call and/or participate, please visit http://www.ilog.com/corporate/investor/ or contact Taylor Rafferty Associates.

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, supply chain, telecommunication and other software markets, the success of the company’s ISV strategy, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2001, which is on file with the United States Securities and Exchange Commission.

About ILOG

ILOG is the world’s leading supplier of C++ and Java software components. ILOG’s embeddable optimization, visualization and business rules software components dramatically shorten the development time of enterprise applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications — where the company enjoys significant market share — ILOG is playing an active role in the emergence of the e-business software components market. ILOG is dually headquartered in Paris, France, and Mountain View, California. Visit http://www.ilog.com for additional information.

ILOG S.A.
Consolidated Statements of Operations (unaudited)
(in thousands, except per share data) (figures in italics are Euros)

	Three Months Ended			Six Months Ended

	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31

	2001	2000	2001	2001	2000	2001

Revenues:
License fees	$13,178	$13,616	€14,755	$24,157	$21,053	€26,951
Services	7,475	6,929	8,348	14,146	12,681	15,800

Total revenues	20,653	20,545	23,103	38,303	33,734	42,751

Cost of revenues
License fees	196	161	220	405	440	454
Services	3,119	3,489	3,483	6,075	6,372	6,800

Total cost of revenues	3,315	3,650	3,703	6,480	6,812	7,254

Gross profit	17,338	16,895	19,400	31,823	26,922	35,497

Operating expenses
Marketing and selling	11,431	10,703	12,771	21,340	19,405	23,857
Research and development	3,791	3,827	4,231	7,463	7,015	8,351
General and administrative	1,752	2,149	1,958	3,596	3,847	4,023

Total operating expenses	16,974	16,679	18,960	32,399	30,267	36,231

Income (loss) from operations	364	216	440	(576)	(3,345)	(734)
Net interest income (expense) and other	3	(124)	3	112	683	116

Net income (loss) before taxation	367	92	443	(464)	(2,662)	(618)
Income taxes	144	77	164	512	154	569

Net income (loss) after taxation	$223	$15	€279	$(976)	$(2,816)	€(1,187)

Earnings (loss) per share
- Basic	$0.01	$0.00	€0.02	$(0.06)	$(0.18)	€(0.07)
- Diluted	$0.01	$0.00	€0.02	$(0.06)	$(0.18)	€(0.07)

Share and share equivalents used in per share calculations
- Basic	16,243	15,567	16,243	16,228	15,500	16,228
- Diluted	17,310	18,310	17,310	16,288	15,500	16,288

ILOG S.A.
Condensed Consolidated Balance Sheets (unaudited)
(in thousands) (figures in italics are Euros)

	Dec 31	June 30	Dec 31

	2001	2001	2001

Assets
Current assets
Cash and cash equivalents	$21,836	$20,870	€24,777
Accounts receivable	20,124	22,215	22,834
Other receivables and prepaid expenses	4,701	5,396	5,336

Total current assets	46,661	48,481	52,947
Property and equipment-net and other assets	6,737	6,896	7,644

Total assets	$53,398	$55,377	€60,591

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$14,705	$16,242	€16,686
Current debt	1,533	3,330	1,740
Deferred revenue	8,418	8,015	9,550

Total current liabilities	24,656	27,587	27,976
Long-term portion of debt	256	262	289

Total liabilities	24,912	27,849	28,265

Shareholders’ equity
Paid-in capital	74,781	73,972	68,522
Accumulated deficit and currency translation adjustment	(46,295)	(46,444)	(36,196)

Total shareholders’ equity	28,486	27,528	32,326

Total liabilities and shareholders’ equity	$53,398	$55,377	€60,591

ILOG S.A.
Condensed Consolidated Cash Flow Statements
for the six months ended December 31, 2001 (unaudited)
(in thousands) (figures in italics are Euros)

Cash flows from operating activities
Net loss	$(976)	€(1,187)
Adjustments to reconcile net loss to cash used for operating activities:
Depreciation and amortization of fixed assets	1,521	1,700
Change in working capital	1,975	2,205

Cash provided by operating activities	2,520	2,718

Cash flows from investing activities:
Acquisition of fixed assets	(863)	(952)

Net cash used for investing activities	(863)	(952)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(1,991)	(2,214)
Cash proceeds from issuance of shares	808	938

Net cash used by financing activities	(1,183)	(1,276)

Effect of exchange rate changes on cash and cash equivalents	492	(339)

Net increase in cash and cash equivalents	966	151
Cash and cash equivalents, beginning of period	20,870	24,626

Cash and cash equivalents, end of period	$21,836	€24,777

Discussion of Results of Operations for the Quarter ended December 31, 2001

Revenues and Gross Margin

Revenues in the quarter increased to $20.7 million from $20.5 million, or by 1% compared to the same quarter in the previous year. Revenues in the quarter in particular benefited from increased maintenance revenues, and the sales of ILOG JRules licenses within the financial sector. License fee revenues decreased by 3%, to $13.2 million, from $13.6 million in the prior year’s quarter, reflecting some weakness in the supply chain sector. Service revenues increased by 8%, to $7.5 million, from $6.9 million. This increase was derived from increased maintenance revenues from the growing installed base of ILOG licensees, while consulting revenues decreased slightly. Revenues by business segment for the quarter were $6.6, $4.2, $7.5 and $2.4 million for Value Chain Management, Communications, Industry Solutions, and other, respectively. This compares to $8.5, $4.0, $5.0 and $3.0 million, respectively, in the prior year. Overall gross margin for the quarter increased to 84% from 82% for the same period in the preceding year due to the revenue mix shifting to high-margin maintenance revenues in the current year’s quarter.

Operating Expenses

Marketing and selling expenses for the quarter increased by 7% over the same period in the prior year, reflecting higher levels of sales and marketing resources, although travel expenses in the quarter were significantly lower. Research and development expenses, net of government funding, for the quarter, decreased by 1% over the same period in the prior year with headcount remaining stable. General and administrative expenses for the quarter decreased by 18% over the same period in the prior year, reflecting expense restraint and an absence in the current period of further augmentation of the bad debt reserve. On December 31, 2001, the company had approximately 590 employees, compared to 560 a year earlier.

Other Income (Expense)

Net interest and other income (expense) for the quarter increased to $3,000 from $(124,000) over the same period in the prior year, benefiting from an absence of foreign exchange losses in the quarter.

Income Taxes

During the quarter, there was an income tax charge of $144,000 compared to $77,000 in the prior year, which is principally attributable to the profitability of the company’s activities in Germany.

Discussion of Results of Operations for the Six Months ended December 31, 2001

For the six months ended December 31, 2001, revenues were $38.3 million, and the loss from operations was $0.6 million. This compares with $33.7 million in revenue and loss from operations of $3.3 million in the prior year six-month period. Loss per share for the six-month period was $0.06, compared with $0.18 loss per share for the prior-year period.

Revenues and Gross Margin

Revenues in the six-month period grew by 14% over the prior year and, in particular, benefited from increased maintenance revenues and the sales of ILOG JRules licenses to the financial sector. License fee revenues increased by 15%, to $24.2 million, from $21.1 in the prior-year period, reflecting revenue growth of the JRules product line. Service revenues increased by 12%, to $14.1 million, from $12.7 million. This increase was derived from increased maintenance revenues from the growing installed base of ILOG licensees, while consulting revenues decreased slightly. Revenues by business segment for the six-month period were $11.9, $7.6, $14.5 and $4.3 million for Value Chain Management, Communications, Industry Solutions and other, respectively, compared to $11.3, $7.7, $10.0 and $4.7 million, respectively, in the prior year. Overall gross margin for the six-month period increased to 83% from 80% for the same period in the preceding year due to the revenue mix shifting to high-margin maintenance revenues in the current-year period.

Operating Expenses

Marketing and selling expenses for the six-month period increased by 10% over the same period in the prior year, reflecting higher levels of sales and marketing resources, although travel expenses in the six-month period were significantly lower. Research and development expenses, net of government funding, for the six-month period increased by 6% over the same period in the prior year, reflecting limited headcount growth and an increase in product localization costs. General and administrative expenses for the six-month period decreased by 7% over the same period in the prior year, reflecting expense restraint and the stronger dollar against the Euro.

Other Income (Expense)

Net interest and other income (expense) for the six-month period decreased to $112,000 from $683,000 over the same period in the prior year due to an absence of foreign exchange gains in the six-month period.

Income Taxes

During the six-month period, there was an income tax charge of $512,000 compared to $154,000 in the prior year. The increase is principally attributable to the profitability of the company’s activities in Germany.

Balance Sheet and Cash Flow Discussion

Cash on December 31, 2001, increased to $21.8 million from $20.9 million on June 30, 2001, primarily as a result of improved accounts receivable. Accounts receivable on December 31, 2001, improved to 88 days sales outstanding from 95 days on June 30, 2001. Deferred revenues increased during the quarter to $8.4 million from $8.0 million on June 30, 2001, reflecting the company’s growing maintenance revenue billings. Long- and short-term debt declined to $1.8 million from $3.6 million, reflecting payment of the final installment for the 1997 CPLEX® acquisition. Shareholders’ equity on December 31, 2001, increased to $28.5 million from $27.5 million on June 30, 2001, reflecting currency translation adjustments and shares purchased under the employee benefit plans, less the loss for the six-month period. On December 31, 2001, the company had 16,244,000 shares issued and outstanding, compared to 16,153,000 on June 30, 2001.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

###

ILOG and CPLEX are registered trademarks and JRules are trademarks of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.

Contact Information
Roger Friedberger, ILOG
(650) 567-8115 (USA)
+33-1-49083574 (Europe)

Taylor Rafferty Associates
(212) 889-4350 (USA)
+44-207 936-0400 (Europe)

Enclosure (ii)

ILOG S.A.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2001

A — Consolidated Financial Statements for the year ended June 30, 2001 and for the six months ended December 31, 2000 and December 31, 2001.

1. — CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except for share data)

	December 31,	June 30,
	2001	2001

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$21,836	$20,870
Accounts receivable (less allowance for doubtful accounts of $1,052 and $1,074 at December 31 and June 30, 2001, respectively)	20,124	22,215
Value-added tax collectible on accounts receivable	1,043	1,135
Other receivables	2,631	2,958
Prepaid expenses	1,027	1,303

Total current assets	46,661	48,481

Property and equipment	13,715	13,237
Less accumulated depreciation and amortization	(7,442)	(6,555)

Property and equipment-net	6,273	6,682

Other assets	464	214

Total assets	$53,398	$55,377

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Lines of credit	$1,200	$1,303
Accounts payable and accrued expenses	5,886	7,827
Accrued compensation	7,446	7,139
Value-added tax payable	1,373	1,276
Current portion of long-term debt	—	1,707
Current portion of capitalized lease obligations	333	320
Deferred revenue	8,418	8,015

Total current liabilities	24,656	27,587
Long-term portion of capitalized lease obligations	256	262

Total liabilities	24,912	27,849

Commitments and contingencies
Shareholders’ equity :
Shares, € 0.61 nominal value per share, 16,243,950 and 16,152,850 shares issued and outstanding at December 31 and June 30, 2001, respectively	11,159	11,109
Additional paid-in capital	63,622	62,863
Accumulated deficit	(41,601)	(40,625)
Cumulative translation adjustment	(4,694)	(5,819)

Total shareholders’ equity	28,486	27,528

Total liabilities and shareholders’ equity	$53,398	$55,377

See notes to consolidated financial statements

2. — CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except for share and per share data)

	December 31,		June 30,

	2001	2000	2001

	(unaudited)	(unaudited)
Revenues:
License fees	$24,157	$21,053	$52,325
Services	14,146	12,681	26,831

Total revenues	38,303	33,734	79,156
Cost of revenues:
License fees	405	440	1,258
Services	6,075	6,372	12,709

Total cost of revenues	6,480	6,812	13,967

Gross profit	31,823	26,922	65,189
Operating expenses:
Marketing and selling	21,340	19,405	40,958
Research and development	7,463	7,015	14,804
General and administrative	3,596	3,847	8,689

Total operating expenses	32,399	30,267	64,451

Income (loss) from operations	(576)	(3,345)	738
Interest expense	(99)	(148)	(312)
Interest income	340	373	775
Foreign exchange gain (loss)	(129)	471	555
Other	—	(13)	(20)
Net income (loss) before income taxes	(464)	(2,662)	1,736
Income taxes	(512)	(154)	(789)

Net income (loss)	$(976)	$(2,816)	$947

Net income (loss) per share
- basic	$(0.06)	$(0.18)	$0.06
- fully diluted	$(0.06)	$(0.18)	$0.05

Number of shares used in computing net income (loss) per share
- basic	16,227,914	15,500,317	15,764,770
- fully diluted	16,227,914	15,500,317	17,546,904

See notes to consolidated financial statements

3. — CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except for share data)

	Shares		Additional		Cumulative	Shareholders'
			Paid-in	Accumulated	Translation	Equity
	Shares	Amount	Capital	Deficit	Adjustment	(Deficit)

Balance June 30, 2000	15,362,719	$10,672	$57,893	$(41,552)	$(2,931)	$24,082
Options exercised	761,891	421	4,186	—	—	4,607
Issuance of shares	28,240	16	774	—	—	790
Amortization of deferred stock compensation	—	—	10	—	—	10
Translation adjustment	—	—	—	—	(2,888)	(2,888)
Net income	—	—	—	927	—	927

Balance June 30, 2001	16,152,850	11,109	62,863	(40,625)	(5,819)	27,528
Options exercised	13,448	7	62	—	—	69
Issuance of shares	77,652	43	697	—	—	740
Translation adjustment	—	—	—	—	1,125	1,125
Net loss	—	—	—	(976)	—	(976)

Balance December 31, 2001	16,243,950	$11,159	$63,622	$(41,601)	$(4,694)	$28,486

See notes to consolidated financial statements

4. — CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In thousands of U.S. dollars)
	Six Months Ended	Year Ended
	December 31, 2001	June 30, 2001

	(unaudited)
Cash flows from operating activities:
Net income (loss) income	$(976)	$927
Adjustments to reconcile net income (loss) to net cash used for operating activities:
Depreciation and amortization of property and equipment	1,521	2,079
Amortization of deferred stock compensation	—	10
Loss on sales of fixed assets	—	98
Increase (decrease) in cash from:
Accounts receivable	2,038	(154)
Value-added tax collectible on accounts receivable	144	(255)
Other receivables	320	(26)
Prepaid expenses	387	(565)
Accounts payable and accrued expenses	(1,255)	666
Accrued compensation	80	576
Deferred revenue	315	1,537
Value-added tax payable	87	233
Other	(141)	(559)

Net cash provided by operating activities	2,520	4,567

Cash flows from investing activities:
Acquisition of intangible assets	—	(284)
Purchases of property and equipment	(863)	(4,510)
Proceeds from sale of property and equipment	—	1

Net cash used for investing activities	(863)	(4,793)

Cash flows from financing activities:
Repayment of loans	(1,772)	(1,699)
Principal payments on capital lease obligations	(219)	(453)
Cash proceeds from issuance of shares	808	5,347

Net cash provided by (used for) financing activities	(1,183)	3,195

Effect of exchange rate changes on cash and cash equivalents	492	(2,415)

Net increase in cash and cash equivalents	966	554
Cash and cash equivalents, beginning of period	20,870	20,316

Cash and cash equivalents, end of period	$21,836	$20,870

See notes to consolidated financial statements

5. — NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.1 Basis of presentation and principles of consolidation

     On March 18, 1999, the French “Conseil National de la Comptabilité” issued a recommendation relating to the publication of interim financial statements. These six-month consolidated statements are prepared in accordance with that recommendation.

General

     The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, which were applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. These financial statements do not present all information that would be required for the annual report on form 20-F and their reading should be done in reference to the annual report for the year ended June 30, 2001, as filed with the United States Securities and Exchange Commission.

     The accompanying consolidated financial statements include the Company and its subsidiaries in the United States, Germany, Japan, Singapore, Spain and the United Kingdom after eliminating intercompany accounts and transactions.

Revenue recognition

     The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the product is shipped, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”,) as amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”.

     Service revenue from software maintenance agreements is recognized ratably over the maintenance period, which in most instances is for one year. Other service revenue, primarily consulting and training, are generally recognized at the time the service is performed. In software arrangements that include rights to multiple software products, post-contract customer support, and/or other services, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

5.2 Related Party Transactions

     In 1998 SAP A.G. purchased 685,064 shares in the Company for $10.5 million. In December 1997, SAP and the Company entered into a three-year agreement for the licensing and support of certain ILOG products. Over the three-year period of this agreement, ILOG has received approximately $19 million in revenues. In 1999, the agreement was amended to include certain additional ILOG products in exchange for $0.9 million. Since December 2000, the three-year agreement has been extended for successive one-year periods in exchange for additional license and maintenance fees. For the six-month periods ended December 31, 2001 and 2000, SAP A.G. accounted for 5.5% and 3.5% of total revenues, respectively. For the year ended June 30, 2001, revenues received from SAP A.G. represented 9% of ILOG revenues.

     In 1999 Temposoft S.A. entered into a licensing agreement for the Company’s products. Under the terms of the licensing and other recent agreements ILOG receives license fees and royalties for certain ILOG products from Temposoft and warrants to purchase Temposoft shares. In September 2001, ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately $260,000. As of September 30, 2001, ILOG owned 2.1% of Temposoft. Since February 1998, Mr. Patrick Albert, the Company’s Chief Technical Officer, has been a Director of Temposoft. Revenues received from Temposoft by ILOG were $11,000, $205,000 and $778,000 for the six months ended December 31, 2001 and 2000 and the year ended June 30, 2001, respectively.

5.3 Segment and Geographic Information

     The three main divisions of the Company operate in different markets. They each handle industry marketing, sales, consulting and some product development. The Value Chain Management Business Division (“VCM”) is focused on enterprise resource planning (ERP), and supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Communications Business Division (“COM”) is dedicated to the web-enabled network management. The Industry Solutions Division (“ISD”) focuses on the e-commerce, finance, transportation and defense industries. The Company evaluates performance and allocates resources based on segment revenues and operating results. There are no intersegment sales.

				Corporate &
	VCM	COM	ISD	other	Consolidated

	(In thousands)
Six months ended December 31, 2001
Revenues	$11,920	$7,619	$14,484	$4,280	$38,303
Income (loss) from operations	3,551	(649)	2,626	(6,104)	(576)
Six months ended December 31, 2000
Revenues	11,372	7,713	9,968	4,681	33,734
Income (loss) from operations	2,317	(1,132)	321	(4,851)	(3,345)
Year ended June 30, 2001
Revenues	25,196	18,250	25,545	10,165	79,156
Income (loss) from operations	6,580	(888)	2,897	(7,871)	718

     Operations outside of France consist principally of sales, marketing, finance, customer support, and to a lesser extent, research and development activities. Intercompany sales between geographic areas are accounted for at third party selling prices less a discount and are consistent with the rules and regulations of governing tax authorities. Such transactions are eliminated in the consolidated financial statements. The following is a summary of operations within each geographic area:

				Europe,
		United		excluding
	France (1)	States	Asia	France	Elimination	Consolidated

	(In thousands)
Six months ended December 31, 2001
Net revenues:
Customers	$9,652	$17,653	$3,876	$7,122	$—	$38,303
Intercompany	7,342	—	—	—	(7,342)	—

	16,994	17,653	3,876	7,122	(7,342)	38,303

Long-lived assets	2,108	3,798	537	294	—	6,737
Six months ended December 31, 2000
Net revenues:
Customers	8,202	16,683	3,853	4,996	—	33,734
Intercompany	6,331	—	—	—	(6,331)	—

	14,533	16,683	3,853	4,996	(6,331)	33,734

Long-lived assets	1,819	3,046	594	424	—	5,883
Year ended June 30, 2001
Net revenues:
Customers	23,216	36,339	8,754	10,847	—	79,156
Intercompany	13,926	—	—	—	(13,926)	—

	37,142	36,339	8,754	10,847	(13,926)	79,156

Long-lived assets	1,935	4,000	595	366	—	6,896

(1)	Net revenues related to sales from France made to customers outside of France are included within the net revenue related to customers in the geographic area of France and totaled $4,640,000, $3,183,000 and $12,996,000 for the six months ended December 31, 2001 and 2000 and the year ended June 30, 2001, respectively.

5.4 Shareholders’ Equity

     As of December 31, 2001, 16,243,950 common shares were outstanding, with a nominal value of €0.61 per share. On July 26, 2001, the nominal value per share was converted from FF 4 to €0.61. As a result, the share capital has been increased by €3,294 through capitalization of reserves.

     The Company’s share capital activity is detailed as follows:

				Additional		Accumulated
		Number of	Share Capital	paid in	Accumulated	Number of	Nominal
Date	Activities	Shares issued	increase	Capital	Capital	Shares	Value

			(francs)	(francs)	(francs)		(francs)
July 26, 2001	Increase in Share Capital (ESPP*)	107	428	18,186	63,961,420	15,990,355	4
	Options exercised	162,495	649,980	5,632,851	64,611,400	16,152,850	4

			(euros)	(euros)	(euros)		( euros)
July 26, 2001	Translation into euros		3,294		9,853,239	16,152,850	0.61
August 21, 2001	Increase in Share capital (ESPP*)	77,474	47,259	805,984	9,900,498	16,230,324	0.61
October 23, 2001	Options exercised	11,256	6,866	60,129	9,907,364	16,241,580	0.61
January 23, 2002	Increase in Share capital (ESPP*)	178	109	2,645	9,908,810	16,241,758	0.61
	Options exercised	2,192	1,337	10,303	9,908,701	16,243,950	0.61

(*) Shares issue according to the terms of the Company’s Employee Stock Purchase Plans

     The Board of Directors is authorized to increase the Company’s capital by issuing additional shares or other securities for (i) an amount not exceeding FF 30,000,000 (approximately €4,600,000) nominal value with preferential subscription rights to existing shareholders; and (ii) by way of public offering for an amount not exceeding FF 15,000,000 (approximately €2,300,000) nominal value without preferential subscription rights to existing shareholders. Cumulative issuances with respect to these authorizations may not exceed FF 30,000,000 nominal value. These authorizations were granted to the Board at the shareholders meeting held on December 18, 2000 and are valid for a period of 26 months from that time.

Stock Options

     In September 2001, the Company’s shareholders authorized the issuance of an additional 1,100,000 shares under the terms of the 2001 Stock Option Plan, of which options representing 921,150 shares were granted on November 21, 2001. At June 30 and December 31, 2001, 4,244,470 and 5,241,586, respectively, of the outstanding options were exercisable at weighted average exercise prices of €7.17 and €12.30, respectively.

Warrants

     On December 18, 2001, the Board granted warrants to non-executive Directors and external members of the Company’s Technical Advisory Board for 40,000 and 20,000 shares, respectively. The warrants may be exercised anytime within 5 years of the date of grant. At June 30, and December 31, 2001, 120,000 and 180,000 warrants, respectively, were issued and outstanding.

5.5 Debt

     Notes payable to stockholders for $5,000,000 were issued in 1997 in connection with an acquisition. The final installment was paid on August 20, 2001.

     In November 2001, the Company established a line of credit with a bank secured on its accounts receivable in the U.S. that allows for a maximum borrowing of $3 million, subject to certain covenants. The interest rate for the new line of credit is the U.S. bank’s prime rate plus 1.5%. In December 2001, the Company repaid a $1.3 million loan with another bank and replaced it with a $1.2 million borrowing under this new facility.

B — Operating and Financial Review and Prospects for the six months ended December 2001

1 — Operating Review and Prospects

     ILOG’s results during the six-month period demonstrate that it was able to leverage growing markets to offset areas that were weak during the period such as supply chain management and U.S. telecommunications. There was a demand for ILOG products in financial services, e-government, transportation and defense as customers in these markets move to upgrade their infrastructure to address requirements for increased business automation as well as security in the post September 11th world. The revenue growth was mainly due to increasing license and maintenance revenues. During the six-month period ended December 31, 2001, 36 new ISVs signed agreements for embedding and deploying ILOG products, bringing its total ISV relationships to over 330. License revenues from ISVs for the six-month period ended December 31, 2001 represented approximately 40% of ILOG license revenues.

     Over the last year, in response to general economic trends, the Company has limited employee recruitment, and thus, expense growth. The events of September 11th have resulted in some reduced corporate travel and the deferral of the Company’s users meeting from October 2001 to April 2002.

Worldwide Sales Trends

     ILOG’s penetration of targeted financial services and insurance segments continued as these institutions moved to upgrade their infrastructure in response to regulatory and security requirements. These customers find ILOG JRules business rule components appropriate to support their increasing investment in business process management and automation, known as straight-through processing (STP).

     New business in the six-month period ended December 31, 2001 demonstrate ILOG’s growing profile in the e-government space and among system integrators. For example, ILOG announced that Child Health Advocates, a non-profit organization, has selected ILOG JRules to automate the process for determining healthcare eligibility for nearly two million children in Colorado and Virginia.

     Other highlights in the six-month period ended December 31, 2001 include renewed commitments for calendar 2002 from two of ILOG’s top supply chain ISVs for optimization and other products. In addition, ILOG sales increased in the growing supply chain event management (SCEM) market for business rules products with the announcement of a contract with a leader in that space, Tilion. Another highlight from this division was an extension of its relationship with Manugistics, for ILOG optimization components used in supply chain planning applications. Also, Dassault Systemes, a premier global software developer for the CAD/CAM/CAE/PLM market, plans to use ILOG JRules to manage project and decision-support data stored within the company intranet.

     Offsetting continued slowness in the U.S. telecom market, the company saw major customer adoptions and growth in the European telecom market. Notable examples here include a contract with a leading U.K. telecom system integrator Logica, and further significant business with Deutsche Telekom.

Investment in Web Services

     Higher R&D costs during the six-month period ended December 31, 2001 were tied to an increased investment in ILOG business rule management components, as well as in the web services area. ILOG considers this a strong area of potential opportunity for its software products. Tied to this initiative is the company’s increasing focus on strategic alliances with the leading application server vendors —among them BEA, IBM and Oracle, as well as partnerships with other companies like Bowstreet and Logic Library that provide web services infrastructure solutions.

Business Outlook

     The Company could be past the low point of the current recession and is gaining ground in terms of growth. Therefore, ILOG believes that it could achieve, in the quarter ending March 31, 2002, approximately 10% revenue and EPS growth from the corresponding period in the prior year.

Forward-Looking Information

     This document contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, especially with regard to “Business Outlook” above. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, supply chain, telecommunication and other software markets, the success of the company’s ISV strategy, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the Company’s form 20-F for the year ended June 30, 2001, which is on file with the United States Securities and Exchange Commission.

2 — Discussion of financial highlights

     For the six months ended December 31, 2001, revenues were $38.3 million, and the loss from operations was $0.6 million. This compares with $33.7 million in revenues and loss from operations of $3.3 million in the prior year’s corresponding six-month period. Loss per share for the six-month period ended December 31, 2001 was $0.06, compared with $0.18 loss per share for the prior-year’s corresponding period.

Revenues and Gross Margin

     Revenues in the six-month period ended December 31, 2001 grew by 14% over the corresponding period in the prior year and, in particular, benefited from increased maintenance revenues and the sales of ILOG JRules licenses in the financial sector. License fee revenues increased by 15%, to $24.2 million, from $21.1 in the prior-year’s corresponding period, reflecting revenue growth of the JRules product line. Service revenues increased by 12%, to $14.1 million, from $12.7 million. This increase was derived from increased maintenance revenues from the growing installed base of ILOG licensees, while consulting revenues decreased slightly. Revenues by business segment for the six-month period ended December 31, 2001 were $11.9, $7.6, $14.5 and $4.3 million for Value Chain Management, Communications, Industry Solutions and other, respectively, compared to $11.3, $7.7, $10.0 and $4.7 million, respectively, in the corresponding period in the prior year. Overall gross margin for the six-month period ended December 31, 2001 increased to 83%, from 80% for the same period in the preceding year, due to the shifting of revenue mix to high-margin maintenance revenues.

Operating Expenses

     Marketing and selling expenses for the six-month period ended December 31, 2001 increased by 10% over the same period in the prior year, reflecting higher levels of sales and marketing resources, although travel expenses were significantly lower. Research and development expenses, net of government funding, for the six-month period increased by 6% over the same period in the prior year, reflecting limited headcount growth and an increase in product localization costs. General and administrative expenses for the six-month period ended December 31, 2001 decreased by 7% over the same period in the prior year, reflecting expense restraint and the stronger U.S dollar against the Euro.

Other Income (Expense)

     Net interest and other income (expense) for the six-month period ended December 31, 2001 decreased to $112,000, from $683,000 over the same period in the prior year, due to an absence of foreign exchange gains.

Income Taxes

     During the six-month period ended December 31, 2001, there was an income tax charge of $512,000, compared to $154,000 in the prior year. The increase is principally attributable to the profitability of the company’s activities in Germany.

Balance Sheet and Cash Flow Discussion

     Cash on December 31, 2001, increased to $21.8 million from $20.9 million on June 30, 2001, primarily as a result of improved accounts receivable. Accounts receivable on December 31, 2001, improved to 88 days sales outstanding from 95 days on June 30, 2001. Deferred revenues increased during the six-month period to $8.4 million from $8.0 million on June 30, 2001, reflecting the Company’s growing maintenance revenue billings. Long- and short-term debt declined to $1.8 million from $3.6 million, reflecting payment of the final installment for the 1997 CPLEX acquisition. Shareholders’ equity on December 31, 2001, increased to $28.5 million from $27.5 million on June 30, 2001, reflecting currency translation adjustments and shares purchased under the employee benefit plans, less the loss from operations for the six-month period.

C — Statutory auditors’ review report on the half year consolidated financial statements

In our capacity as statutory auditors of ILOG and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

•	a review of the accompanying summary of operations and income statement as they appear in the half year consolidated financial statements, presented in euros, for the six-month period ended December 31, 2001,

•	a verification of the information provided in the Company’s half year management report.

These half year consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards in France. These standards require that we plan and perform limited review procedures to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. A review excluded certain audit procedures and is limited to performing analytical procedures and to obtaining information which we considered necessary from Company management and other appropriate sources.

Based on our limited review, nothing has come to our attention that causes us to believe that the half year consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not present fairly, in all material respects, the financial position and the assets and liabilities of the group as at December 31, 2001 and of the results of its operations for the six month period then-ended.

We have also reviewed, in accordance with professional standards in France, the information contained in the half year management report on the half year consolidated financial statements on which we have based our review.

We have nothing to report with respect to the fairness of such information and its consistency with the half year consolidated financial statements.

Paris, February 8, 2002

The Statutory Auditors

AUDIT & DIAGNOSTIC	ERNST & YOUNG Audit

Alain Wernert	John Mackey

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/s/ Roger Friedberger

Roger Friedberger Chief Financial Officer

Date: March 6, 2002